Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net income (loss)	$(27)	$26	$(127)	$(1)

Class A Unit Holders (ownership percentage)	x100%	x100%	x100%	x99%

Net income (loss) allocable to Class A Unit Holders	$(27)	$26	$(127)	$(1)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.00)	$0.00	$(0.02)	$(0.00)